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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

POLYCOM, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0005 Per Share
(Title of Class of Securities)

73172K-10-4
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Michael R. Kourey
Senior Vice President of Finance
and Administration
and Chief Financial Officer
Polycom, Inc.
1565 Barber Lane
Milpitas, California 95035
(408) 526-9000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Mark A. Bertelsen, Esq.
Jose F. Macias, Esq.
J. Rol Williams, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$65,090,913	$13,018

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,267,376 shares of common stock of Polycom, Inc. having an aggregate value of $65,090,913 as of May 15, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ /  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.

/ /  Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    / /  third party tender offer subject to Rule 14d-1.
    /x/  issuer tender offer subject to Rule 13e-4.
    / /  going-private transaction subject to Rule 13e-3.
    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  / /

Item 1. Summary Term Sheet.

    The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated May 21, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

      (a) The name of the issuer is Polycom, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 1565 Barber Lane, Milpitas, California 95035. The telephone number of its principal executive office is (408) 526-9000. The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Polycom") is incorporated herein by reference.

      (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain of its employees and consultants to exchange certain options to purchase shares of the Company's Common Stock, par value $0.0005 per share, having an exercise price of $23.30 per share or more that are outstanding under (i) the Company's 1996 Stock Incentive Plan, as amended, including the Rules of the Polycom, Inc. 1996 Stock Incentive Plan Inland Revenue Approved Rules for UK Employees, the Additional Terms and Conditions for Employees Resident of France and the Addendum to the Polycom, Inc. 1996 Stock Incentive Plan for residents of The Netherlands, and as may be further amended from time to time (the "1996 Plan"), (ii) the Accord Networks Ltd. 1995 Employee Share Ownership and Option Plan, (iii) the Accord Networks Ltd. Share Ownership and Option Plan (2000), (iv) the Accord Networks Ltd. 2000 Share Option Plan and (v) certain individual option agreements between Accord and the optionees thereto (collectively, the "Accord Plans," and, together with the 1996 Plan, the "Option Plans") for new options to purchase Common Stock that will be granted under the 1996 Plan (the "New Options"), upon the terms and subject to the conditions described in (a) the Offer to Exchange, (b) the Memorandum from Robert C. Hagerty, President and Chief Executive Officer of the Company, dated May 21, 2001 and attached hereto as Exhibit (a)(2), (c) the Election Form attached hereto as Exhibit (a)(3), (d) the Notice to Withdraw from the Offer attached hereto as Exhibit (a)(4) (collectively, as they may be amended from time to time, the "Offer"), and (e) the form of Promise to Grant Stock Option(s) attached hereto as Exhibit (a)(5). Eligible participants will receive 0.85 shares subject to New Options for each share subject to the options tendered, rounded up to the nearest whole share. Employees are eligible to participate in the Offer if they are employees of Polycom or one of Polycom's subsidiaries as of the date the Offer commences and remain employees through the date on which the tendered options are cancelled, but only if (i) they are residents of the United States, Australia, France, Germany, Hong Kong, Israel, Japan, Mexico, The Netherlands, Norway, Singapore or the United Kingdom or are employed by subsidiaries of Polycom located in those countries and are subject solely to the tax laws in those countries, or (ii) are U.S. citizens residing China. Consultants are eligible to participate in the Offer if they provide consulting services to Polycom or one of Polycom's subsidiaries as of the date the Offer commences and remain consultants or have become a Polycom employee through the date on which the tendered options are cancelled, but only if they are residents of Argentina, Peru or Venezuela or provide consulting services to subsidiaries of Polycom located in those countries and are subject solely to the tax laws in those countries. In order to receive a New Option, a participant must remain an eligible employee or consultant as of the date the New Options are granted. In addition, members of the Board of Directors, executive officers and other officers of Polycom listed on Schedule A to the Offer to Exchange, are not eligible to participate. As of May 15, 2001, there were options to purchase 10,463,952 shares of the Company's Common Stock outstanding. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 9 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Shares Underlying the Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

      (a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

      (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights and Change of Election"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences"), Section 15 ("Material Tax Consequences for Consultants Who are Tax Residents in Argentina"), Section 16 ("Material Tax Consequences for Employees Who are Tax Residents in Australia"), Section 17 ("Material Tax Consequences for Employees Who are Tax Residents in France"), Section 18 ("Material Tax Consequences for Employees Who are Tax Residents in Germany"), Section 19 ("Material Tax Consequences for Employees Who are Tax Residents in Hong Kong"), Section 20 ("Material Tax Consequences for Employees Who are Tax Residents in Israel"), Section 21 ("Material Tax Consequences for Employees Who are Tax Residents in Japan"), Section 22 ("Material Tax Consequences for Employees Who are Tax Residents in Mexico"), Section 23 ("Material Tax Consequences for Employees Who are Tax Residents in The Netherlands"), Section 24 ("Material Tax Consequences for Employees Who are Tax Residents in Norway"), Section 25 ("Material Tax Consequences for Consultants Who are Tax Residents in Peru"), Section 26 ("Material Tax Consequences for Employees Who are Tax Residents in Singapore"), Section 27 ("Material Tax Consequences for Employees Who are Tax Residents in United Kingdom"), Section 28 ("Material Tax Consequences for Consultants Who are Tax Residents in Venezuela"), Section 29 ("Extension of Offer; Termination; Amendment") and Section 30 ("Fees and expenses") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

      (e) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

      (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

2

Item 7. Source and Amount of Funds or Other Consideration.

      (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 30 ("Fees and Expenses") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 7 ("Conditions to the Offer") is incorporated herein by reference.

      (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

      (a) Not applicable.

      (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

      (a) Not applicable.

Item 10. Financial Statements.

      (a) The information set forth (i) in the Offer to Exchange under Section 10 ("Information Concerning Polycom"), Section 31 ("Additional Information") and Section 32 ("Summary Financial Information"), (ii) on pages F-1 through S-2 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and (iii) on pages three through nine of the Company's Quarterly Report on Form 10-Q for the quarter ended April 1, 2001, is incorporated herein by reference, and is available over the Internet at the World Wide Web site of the Securities and Exchange Commission at http://www.sec.gov.

      (b) Not applicable.

      (c) The information set forth in the Offer to Exchange under Section 32 ("Summary Financial Information") is incorporated herein by reference.

Item 11. Additional Information.

      (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

  (b)
  Not applicable.

Item 12. Exhibits.

  (a)
  (1)   Offer to Exchange, dated May 21, 2001.

  (2)
  Memorandum from Robert C. Hagerty, President and Chief Executive Officer of the Company, dated May 21, 2001.

  (3)
  Election Form.

  (4)
  Notice to Withdraw from the Offer.

  (5)
  Form of Promise to Grant Stock Option(s).

3

    (6)
    Polycom, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 20, 2001 and incorporated herein by reference.

    (7)
    Polycom, Inc. Quarterly Report on Form 10-Q for the quarter ended April 1, 2001, filed with the Securities and Exchange Commission on May 16, 2001 and incorporated herein by reference.

  (b)
  Not applicable.

  (d)
  (1)  Polycom, Inc. 1996 Stock Incentive Plan, as amended, and form of agreement thereunder.

  (2)
  Subplan to the Polycom, Inc. 1996 Stock Incentive Plan, as amended, for the United Kingdom and form of agreement thereunder.

  (3)
  Subplan to the Polycom, Inc. 1996 Stock Incentive Plan, as amended, for France and form of agreement thereunder.

  (4)
  Addendum to the Polycom, Inc. 1996 Stock Incentive Plan, as amended, for The Netherlands and form of agreement thereunder.

  (5)
  Polycom, Inc. 1996 Stock Incentive Plan Prospectuses, each dated as of May 17, 2001.

  (g)
  Not applicable.

  (h)
  Not applicable.

Item 13. Information Required by Schedule 13E-3.

  (a)
  Not applicable.

4

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

POLYCOM, INC.
/s/ MICHAEL R. KOUREY Michael R. Kourey Senior Vice President, Finance and Administration and Chief Financial Officer

Date: May 21, 2001

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Exchange, dated May 21, 2001.
(a)(2)	Memorandum from Robert C. Hagerty, President and Chief Executive Officer of the Company dated May 21, 2001.
(a)(3)	Election Form.
(a)(4)	Notice to Withdraw from the Offer.
(a)(5)	Form of Promise to Grant Stock Option(s).
(a)(6)	Polycom, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 12, 2001 and incorporated herein by reference.
(a)(7)	Polycom, Inc. Quarterly Report on Form 10-Q for the quarter ended April 1, 2001, filed with the Securities and Exchange Commission on May 16, 2001 and incorporated herein by reference.
(d)(1)	Polycom, Inc. 1996 Stock Incentive Plan, as amended, and form of agreement thereunder.
(d)(2)	Subplan to the Polycom, Inc. 1996 Stock Incentive Plan, as amended, for the United Kingdom and form of agreement thereunder.
(d)(3)	Subplan to the Polycom, Inc. 1996 Stock Incentive Plan, as amended, for France and form of agreement thereunder.
(d)(4)	Addendum to the Polycom, Inc. 1996 Stock Incentive Plan, as amended, for The Netherlands and form of agreement thereunder.
(d)(5)	Polycom, Inc. 1996 Stock Incentive Plan Prospectuses, each dated as of May 17, 2001.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Person/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS